UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 22, 2020

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 22, 2020, announcing STMicroelectronics’ 2020 First Quarter Financial Results:

PR No: C2954C

STMicroelectronics Reports 2020 First Quarter Financial Results

•	Q1 net revenues $2.23 billion; gross margin 37.9%; operating margin 10.4%; net income $192 million
•	Q1 net financial position(1) $668 million
•	Business outlook at mid-point: Q2 net revenues $2.0 billion and gross margin of 34.6%

Geneva, April 22, 2020 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the first quarter ended March 28, 2020. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported first quarter net revenues of $2.23 billion, gross margin of 37.9%, operating margin of 10.4%, and net income of $192 million or $0.21 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	“In the first quarter of 2020, net revenues increased 7.5% year-over-year, led by higher sales of our Imaging products and growth in Analog and Microcontrollers, partially offset by lower sales in Automotive, Power Discrete and Digital. Operating margin improved to 10.4% and net income increased 7.9% to $192 million.
•	“Our revenues came in about 5% below the mid-point of our outlook when entering the quarter. The COVID-19 outbreak and subsequent containment measures by governments around the world brought challenges in our manufacturing operations and, especially in the last few days of the quarter, logistics. Our Q1 gross margin of 37.9% was largely in line with our mid-point target.
•	“We exited the first quarter with a stable net financial position of $668 million, available liquidity of $2.7 billion and available credit facilities of $1.1 billion.
•	“Our second quarter outlook is taking into account the declining demand environment, especially in Automotive, as well as the ongoing operational and logistics challenges due to current governmental regulations. We anticipate that all of our manufacturing sites will be operational. Some of them will run at reduced capacity, with unsaturation charges currently estimated to be about 400 basis points.
•	“We will drive the Company based on a plan for FY20 revenues between $8.8 billion and $9.5 billion. We plan for growth in the second half over the first half to be in the range of $340 million to $1.04 billion. Growth will be driven by already engaged customer programs and the removal of supply constraints. The growth range is linked to the evolution of the market.
•	“We have reduced our CAPEX plan for 2020 from $1.5 billion to a range between $1.0 billion to $1.2 billion.
•	“In response to the global COVID-19 pandemic, we will continue to ensure the health and safety of all our employees and to execute our business continuity plans, working with our customers, partners and the communities where we operate.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q1 2020	Q4 2019	Q1 2019	Q/Q	Y/Y
Net Revenues	$2,231	$2,754	$2,076	-19.0%	7.5%
Gross Profit	$846	$1,081	$818	-21.8%	3.5%
Gross Margin	37.9%	39.3%	39.4%	-140 bps	-150 bps
Operating Income	$231	$460	$211	-49.8%	9.4%
Operating Margin	10.4%	16.7%	10.2%	-630 bps	20 bps
Net Income	$192	$392	$178	-51.0%	7.9%
Diluted Earnings Per Share	$0.21	$0.43	$0.20	-51.2%	5.0%

(1) Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

1

First Quarter 2020 Summary Review

Net Revenues By Product Group (US$ m)	Q1 2020	Q4 2019	Q1 2019	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	753	924	903	-18.4%	-16.6%
Analog, MEMS and Sensors Group (AMS)	852	1,085	552	-21.5%	54.3%
Microcontrollers and Digital ICs Group (MDG)	623	742	617	-16.0%	1.0%
Others	3	3	4	-	-
Total Net Revenues	2,231	2,754	2,076	-19.0%	7.5%

Net revenues totaled $2.23 billion, representing a year-over-year increase of 7.5%. On a year-over-year basis, the Company recorded higher sales of Imaging, Analog and Microcontrollers, partially offset by lower sales in Automotive, Power Discrete and Digital. Year-over-year sales to OEMs increased 22.5% and to Distribution decreased 21.4%. On a sequential basis, net revenues decreased 19.0%, about 5% below the mid-point of our outlook when entering the quarter as the COVID-19 outbreak and subsequent containment measures by governments around the world brought challenges in our manufacturing operations and, especially in the last few days of the quarter, logistics. All product group revenues declined on a sequential basis.

Gross profit totaled $846 million, representing a year-over-year increase of 3.5%. Gross margin of 37.9% decreased 150 basis points year-over-year, mainly impacted by price pressure and unsaturation charges, including COVID-19 workforce related restrictions. First quarter gross margin was 10 basis points lower than the mid-point of the Company’s guidance.

Operating income increased 9.4% to $231 million, compared to $211 million in the year-ago quarter. The Company’s operating margin increased 20 basis points on a year-over-year basis to 10.4% of net revenues, compared to 10.2% in the 2019 first quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue decreased in both Automotive and Power Discrete.
•	Operating profit decreased by 76.4% to $23 million. Operating margin was 3.0% compared to 10.6%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue increased in Imaging and Analog and was substantially flat in MEMS.
•	Operating profit increased by 313.1% to $177 million. Operating margin was 20.8% compared to 7.8%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue increased in Microcontrollers and decreased in Digital ICs.
•	Operating profit decreased by 13.5% to $71 million. Operating margin was 11.5% compared to 13.4%.

Net income and diluted earnings per share increased to $192 million and $0.21, respectively, compared to $178 million and $0.20, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q1 2020	Q4 2019	Q1 2019	Q1 2020	Q1 2019	TTM Change
Net cash from operating activities	399	775	341	1,927	1,730	11.4%
Free cash flow (non-U.S. GAAP)	113	461	(67)	677	370	83.0%

Capital expenditure payments, net of proceeds from sales, were $266 million in the first quarter. In the year-ago quarter, capital expenditures, net, were $322 million.

2

Inventory at the end of the quarter was $1.77 billion, at the same level as the prior year quarter. Day sales of inventory at quarter-end was 116 days compared to 124 days in the prior year quarter.

Free cash flow (non-U.S. GAAP) was positive $113 million in the first quarter, compared to negative $67 million in the year-ago quarter.

In the first quarter, the Company paid cash dividends totaling $53 million and executed a $62 million share buy-back as part of its previously announced share repurchase program.

ST’s net financial position (non-U.S. GAAP) was $668 million at March 28, 2020 compared to $672 million at December 31, 2019 and reflected total liquidity of $2.71 billion and total financial debt of $2.04 billion.

Business Outlook

The Company’s guidance, at the mid-point, for the 2020 second quarter is:

•	Net revenues are expected to be $2.0 billion, a decrease of 10.3% sequentially, plus or minus 350 basis points;
•	Gross margin of about 34.6%, plus or minus 200 basis points;
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.11 = €1.00 for the 2020 second quarter and includes the impact of existing hedging contracts.
•	The second quarter will close on June 27, 2020.

The Company has reduced its 2020 CAPEX to between $1.0 billion to $1.2 billion from $1.5 billion.

Recent Corporate Developments

•	On April 7, 2020, ST closed the acquisition of a majority stake in French Gallium Nitride (GaN) innovator Exagan. The transaction was funded with available cash.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its first quarter 2020 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until May 8, 2020.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	customer demand that differs from projections;

3

•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	the Brexit vote and the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. The U.K. withdrawal from the EU took place on January 31, 2020 and the UK majority government is expected to complete Brexit even if no formal withdrawal agreement is in place with the EU by the end of the transition period running until December 31, 2020. The specific terms of the U.K. withdrawal from the EU are still uncertain and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);
•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the novel coronavirus COVID-19 in locations where we, our customers or our suppliers operate;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on February 26, 2020. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

4

About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2019, the Company’s net revenues were $9.56 billion, serving more than 100,000 customers worldwide.

Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton
Corporate External Communications

STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	March 28,	March 30,
	2020	2019
	(Unaudited)	(Unaudited)

Net sales	2,228	2,071
Other revenues	3	5
NET REVENUES	2,231	2,076
Cost of sales	(1,385)	(1,258)
GROSS PROFIT	846	818
Selling, general and administrative	(270)	(272)
Research and development	(375)	(368)
Other income and expenses, net	35	33
Impairment, restructuring charges and other related closure costs	(5)	—
Total operating expenses	(615)	(607)
OPERATING INCOME	231	211
Interest income, net	1	2
Other components of pension benefit costs	(3)	(3)
Income (loss) on equity-method investments	—	1
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	229	211
Income tax expense	(39)	(32)
NET INCOME	190	179
Net income attributable to noncontrolling interest	2	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	192	178

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.22	0.20
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.21	0.20

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	916.7	903.0

6

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	March 28,	December 31,	March 30,
In millions of U.S. dollars	2020	2019	2019
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,028	2,597	2,307
Restricted cash	10	10	60
Short-term deposits	537	4	—
Marketable securities	135	133	331
Trade accounts receivable, net	1,294	1,380	1,102
Inventories	1,772	1,691	1,765
Other current assets	500	442	454
Total current assets	6,276	6,257	6,019
Goodwill	175	162	163
Other intangible assets, net	298	299	291
Property, plant and equipment, net	4,022	4,007	3,740
Non-current deferred tax assets	694	695	659
Long-term investments	11	11	62
Other non-current assets	454	437	455
	5,654	5,611	5,370
Total assets	11,930	11,868	11,389

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	171	173	173
Trade accounts payable	960	950	895
Other payables and accrued liabilities	856	831	950
Dividends payable to stockholders	6	58	6
Accrued income tax	63	52	44
Total current liabilities	2,056	2,064	2,068
Long-term debt	1,871	1,899	2,015
Post-employment benefit obligations	436	445	381
Long-term deferred tax liabilities	36	19	14
Other long-term liabilities	321	330	298
	2,664	2,693	2,708
Total liabilities	4,720	4,757	4,776
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,204,420 shares issued, 889,271,991 shares outstanding)	1,157	1,157	1,157
Capital surplus	3,029	2,992	2,881
Retained earnings	2,938	2,747	2,169
Accumulated other comprehensive income	410	475	474
Treasury stock	(390)	(328)	(202)
Total parent company stockholders' equity	7,144	7,043	6,479
Noncontrolling interest	66	68	134
Total equity	7,210	7,111	6,613
Total liabilities and equity	11,930	11,868	11,389

7

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2020	Q4 2019	Q1 2019

Net Cash from operating activities	399	775	341
Net Cash used in investing activities	(821)	(314)	(408)
Net Cash from (used in) financing activities	(143)	(264)	173
Net Cash increase (decrease)	(569)	202	101

Selected Cash Flow Data (in US$ millions)	Q1 2020	Q4 2019	Q1 2019

Depreciation & amortization	211	220	206
Net payment for Capital expenditures	(266)	(236)	(322)
Dividends paid to stockholders	(53)	(53)	(54)
Change in inventories, net	(96)	112	(215)

8

Appendix

STMicroelectronics

Supplemental Financial Information

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Net Revenues By Market Channel (%)
Total OEM	75%	72%	72%	70%	66%
Distribution	25%	28%	28%	30%	34%

€/$ Effective Rate	1.11	1.12	1.14	1.14	1.16

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	753	924	894	885	903
- Operating Income	23	113	76	73	95
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	852	1,085	968	694	552
- Operating Income	177	281	198	74	43
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	623	742	688	591	617
- Operating Income	71	119	108	45	83
Others (a)
- Net Revenues	3	3	3	3	4
- Operating Income (Loss)	(40)	(53)	(46)	4	(10)
Total
- Net Revenues	2,231	2,754	2,553	2,173	2,076
- Operating Income	231	460	336	196	211
(a) Net revenues of Others includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:
(US$ m)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Unused Capacity Charges	34	29	28	7	1
Impairment & Restructuring Charges	5	3	-	2	-

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(Appendix – continued)

STMicroelectronics

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii)  to facilitate a comparison of the Company’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position (non-U.S. GAAP measure)

Net Financial Position, not a U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, restricted cash and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets.

We believe our Net Financial Position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited.

(US$ m)	Mar 28 2020	Dec 31 2019	Sep 28 2019	Jun 29 2019	Mar 30 2019
Cash and cash equivalents	2,028	2,597	2,345	2,119	2,307
Restricted cash	10	10	60	60	60
Short term deposits	537	4	-	-	-
Marketable securities	135	133	133	333	331
Total liquidity	2,710	2,744	2,538	2,512	2,698
Short-term debt	(171)	(173)	(171)	(174)	(173)
Long-term debt(1)	(1,871)	(1,899)	(2,019)	(2,030)	(2,015)
Total financial debt	(2,042)	(2,072)	(2,190)	(2,204)	(2,188)
Net Financial Position	668	672	348	308	510

(1) Long-term debt contains standard conditions but does not impose minimum financial ratios. Also, committed credit facilities for $1.1 billion equivalent, including a new €500 million long-term line with the European Investment Bank, are currently undrawn.

10

(Appendix – continued)

STMicroelectronics

Free Cash Flow (non-U.S. GAAP measure)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from matured) of marketable securities and net investment in short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions.

We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the matured) of marketable securities and net investment in short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Net cash from operating activities	399	775	429	324	341
Net cash used in investing activities	(821)	(314)	(59)	(391)	(408)
Payment for purchase and proceeds from matured marketable securities and net investment in short-term deposits	535	-	(200)	-	-
Free Cash Flow	113	461	170	(67)	(67)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 22, 2020	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services